Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE TO SUPPLY TAG-IT™ REAGENTS FOR PERSONALIZED
MEDICINE STUDY

Collaborative study to evaluate impact of genetic testing for warfarin dosing on patient safety and financial savings -

Toronto, Ontario, January 30, 2007 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that its Tag-It™ reagents for P450-2C9 and VKORC1 will be used in a comprehensive prospective clinical study of patients using warfarin, a widely used blood thinner initially marketed as Coumadin®. The collaborative study between Medco Health Solutions, Inc. (NYSE: MHS), a pharmacy benefits management company, and Mayo Collaborative Services, Inc. will jointly evaluate the potential of genetic testing to deliver cost-savings while improving patient safety and care by reducing adverse drug reactions.

“Each year, approximately two million people in the United States begin therapy with warfarin to prevent blood clots, however, as many as one in five will suffer adverse events from mild to severe bleeding. Genetic testing can provide valuable information about the rate at which patients will metabolize the drug, helping physicians prescribe the most appropriate dose of the medication for a particular patient,” said Dr. Thomas Moyer, Medical Director for Mayo Collaborative Services and the co-Primary Investigator for the trial.

Medco and Mayo will evaluate the genetic test results from more than 1,000 patients taking warfarin. The program is scheduled to begin enrolling patients in the first quarter of 2007 and be complete by the end of that year.

“Companion testing for warfarin represents a significant near-term opportunity within our pharmacogenetic test franchise,” said Mr. Greg Hines, President and CEO of Tm Bioscience. “We anticipate this study will highlight the enormous potential for genetic testing to assist physicians in improving outcomes for their patients.”

About Mayo Medical Laboratories/The Department of Laboratory Medicine
The Department of Laboratory Medicine and Pathology at Mayo Clinic maintains an active diagnostic test development program. This program also incorporates discoveries from other diagnostic and biotechnology companies and academic organizations. Mayo utilizes these proven diagnostic technologies in the care of its patients and offers them to more than 3,500 health care institutions around the world through Mayo Medical Laboratories. Revenue from Mayo Medical Laboratories testing is used to support medical education and research at Mayo Clinic. Mayo Collaborative Services, Inc. is the parent company.

About Medco
Medco Health Solutions, Inc. (NYSE: MHS - News) is the nation's leading pharmacy benefit manager based on its 2005 total net revenues of nearly $38 billion. Medco's prescription drug benefit programs are designed to drive down the cost of pharmacy health care for private and public employers, health plans, labor unions and government agencies of all sizes, and for individuals served by the Medicare Part D Prescription Drug Program. Medco's technologically advanced mail-order pharmacies and award-winning Internet pharmacy have been recognized for setting new industry benchmarks for pharmacy dispensing quality. Medco serves the needs of patients with complex conditions requiring sophisticated treatment through its specialty pharmacy operation, which became the nation's largest with the 2005 acquisition of Accredo Health, Incorporated. Medco is the highest-ranked pharmacy benefit manager on the 2006 Fortune 500 list. On the Net: http://www.medco.com.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases. On December 14, 2006 Luminex Corporation (NASDAQ:LMNX) and Tm Bioscience announced a definitive agreement for Luminex to acquire Tm Bioscience.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada.

The ID-Tag™ Respiratory Viral Panel from Tm Bioscience is a reliable and cost-effective test designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases, all with results in less than six hours. The ID-Tag™ RVP has received CE mark certification and the Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States and is also working towards Health Canada approval. The CE marked IVD product probes for 20 viral sequences and Tm is seeking a license for an equivalent IVD product in Canada. In the United States, the IVD application is for a product which excludes the SARS sequence.

In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis. For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility, the risk that final court approval for the arrangement transaction with Luminex will not be obtained or the arrangement transaction will not close and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com